Exhibit 99.1

Brenmiller Signs Term Sheet with Leading Global Clean

Energy Utility Partner to Decarbonize Heat and Energy Production Worldwide

●	9 clean energy projects with total of approximately 2 GWh capacity identified
●	Joint team to develop projects for the Utility’s existing clients
●	The Utility identified Brenmiller’s thermal energy storage system as a leading decarbonization technology
●	Upon achieving its first projects, the parties will decide on the build-out of a bGen production facility in Europe to supplement Brenmiller’s gigawatt production capacity in Israel
●	Brenmiller will offer the Utility the opportunity to become a strategic investor for a minority stake in the Company

Rosh Ha’ayin, Israel, April 20, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” (TASE: BNRG, Nasdaq: BNRG), a global leader in thermal energy storage (TES), announced today it has signed a non-binding Term Sheet with one of the largest producers of clean energy in the world and Green Enesys Group toward a definitive agreement to jointly identify, build, and accelerate electrification by using renewable energies and Brenmiller’s TES system to electrify heat and achieve full decarbonization for their clients.

The Utility identified Brenmiller’s TES system as a leading decarbonization technology. The two companies expect to join forces with Green Enesys to accelerate TES deployments and provide a quick response to the global economy’s USD $1.7 - $3.6 trillion need for net-zero heat. Under the terms of this agreement, Brenmiller’s bGen units will be produced at its gigawatt-scale production facility in Israel. The parties have the option to implement a joint production line in Europe to be used for the Utility’s projects. The non-binding term sheet also includes the option for the Utility to become a strategic investor for a minority stake in the Company.

Brenmiller’s patented bGen™ technology enables industrial- and utility-scale decarbonization by absorbing electricity from renewables, using it to charge the storage system, and converting it into clean heat according to customers’ needs. Brenmiller’s TES technology bridges the gap between the time that renewable energy is produced and when demand peaks.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

About Green Enesys Group

Established in 2009, Green Enesys Group is an international renewable project developer with a demonstrated track record of development across Europe. Together with its partner Viridi RE, Green Enesys is developing more than 7 GW of renewable energy projects worldwide, including green hydrogen projects and smart integrated energy solutions (e.g., thermal energy storage solutions), with the aim of developing a pathway for affordable, clean, and reliable energy supply worldwide. For more information visit the company’s website at www.greenenesys.com and follow the company on LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: its partnership with the leading global clean energy producer to decarbonize heat and energy production worldwide; that Brenmiller, the Utility and Green Enesys are expected to join forces to accelerate TES deployments; bGen units will be produced at Brenmiller’s gigawatt-scale production facility in Israel and, upon achieving its first projects, the parties will decide on the build-out of a bGen production facility in Europe; Brenmiller will offer the Utility the option to become a strategic investor for a minority stake in the Company; and its belief that the Company’s thermal energy storage systems will help decarbonize industrial heat production. Brenmiller, the Utility and Green Enesys may not ultimately reach an agreement on definitive terms as a result of signing the non-binding term sheet described herein and the cooperation contemplated herein may not occur. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 22, 2023 with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com